To Our Shareholders, Customers, and Friends:

It is my pleasure to present to you River Valley Bancorp's thirteenth Annual Report to Shareholders covering the year ending December 31, 2008.

It would seem that the national economic environment has become less of a current event and more of a painful period in history. A year ago most predicted a mild recession and a robust recovery. Now, even the most optimistic revelers speak in hushed whispers of hopes for a recovery late in 2009. The most pessimistic use words not uttered in nearly 80 years. And yet as history teaches us, generally, nothing is as good or bad as it seems on the surface. Bad will always be with us, but more importantly, good can be found in more places than not.

Under "normal" circumstances, 2008 might have been considered a "good" year for your Corporation, however, given the national economic landscape, "outstanding" might be a more appropriate word choice. The financial results reflected success across a number of key performance indicators. Profitability, asset size, loan growth, deposit growth, and delinquency all showed substantial improvement. Nearly all of our financial results were positive, except for the one that we have no direct control over and yet one that matters most to shareholders, namely the stock price. Even in that regard, the price was "off" single digits in 2008 as compared to the nearly -35% of the general markets, and price drops of 40-50% in banking indexes, and even higher percentage losses in individual bank stocks. It was not a good year…for most.

Please take the time to review the enclosed information and see why we are pleased to make this report. Double digit percentage increases were the norm. Profitability was up 13.0%, assets grew by $22.3 million, loans increased by $26.7 million, or 10.3%, in a year when the credit markets had been described as frozen. Deposits increased by $28.1 million, or 12.8%, as more found safety and comfort in a community based institution. Even total delinquency, as defined as delinquent 30 days or more, was 1.07%, approximately a 27.7% decrease from the good number reported at year end 2007.

The headlines in 2008 truly were not reflective of the realities in the performance of this community based institution. Nationally, perceptions displaced reason. Fears drove emotions, and anxiety turned positives into negatives. Your Corporation defied those tendencies and provided solid operating results in a year that most would soon forget.

We are proud of our accomplishments, gratified by our results, but also humbled by the misfortune of others. For your part in our success, we are extremely grateful for your trust and commitment. Thank you for making 2008 a year defined by highs and not lows.

Respectfully Submitted,



Matthew P. Forrester
President, CEO



Consolidated Balance Sheet
As of Year Ended December 31, 2008

Assets

Cash and due from banks	$3,645,000
Interest bearing time deposits	6,388,000
Total investment securities	52,284,000
Loans, net of allowances for loan losses	285,304,000
Mortgage loans held for sale	130,000
Premises and equipment	7,704,000
Other real estate, held for sale	259,000
Federal Home Loan Bank Stock	4,850,000
Interest receivable	2,187,000
Cash value of life insurance	7,871,000
Other assets	1,722,000
Assets	$372,344,000

Liabilities

Total deposits	$247,777,000
Borrowings	97,217,000
Other liabilities and interest payable	2,810,000
Liabilities	$347,804,000

Equity

Common Stock, no par value	$ 7,409,000
Retained earnings	17,384,000
Accumulated other comprehensive loss	(253,000)
Equity	$ 24,540,000
Liabilities and Equity	$372,344,000

Other Data

Interest rate spread	2.73%
Net yield on interest earning assets	2.81%
Average yield on all interest-earning assets	6.03%
Return on assets (net income divided by average total assets)	0.69%
Return on equity (net income divided by average total equity)	9.71%
Equity to assets ratio	6.59%
Dividend payout ratio (dividends per common share divided by net income per common share)	54.90%
Non-performing assets to total assets	0.35%
ALLL to not-performing loans	226.22%
Number of full service banking offices	8

River Valley Financial Bank

Member FDIC

www.rvfbank.com

Consolidated Statement of Income
For the Year Ended December 31, 2008

Interest Income	
Loans	$17,527,000
Investment securities	2,489,000
Interest earning deposits and other	319,000
Total Interest Income	20,335,000
Interest Expense	
Deposits	6,034,000
Borrowings	4,842,000
Total Interest Expense	10,876,000
Net Interest Income	9,459,000
Provision for loan losses	1,080,000
Net Income after Provision for Loan Losses	8,379,000
Other Income	
Service fees and other charges	2,111,000
Net realized gain on sale of securities	52,000
Net gain on sale of loans	230,000
Increase in cash value of life insurance	320,000
Trust operations income	157,000
Interchange fee income	290,000
Other income	52,000
Total Other Income	3,212,000
Other Expenses	
Salaries and employee benefits	4,807,000
Net occupancy and equipment expense	1,245,000
Data processing fees	378,000
Advertising expense	379,000
Mortgage servicing rights	164,000
Office supplies	142,000
Professional fees	217,000
Other expenses	1,051,000
Total Other Expenses	8,383,000
Income before income tax	3,208,000
Income tax expense	713,000
Net Income	$2,495,000
Basic earnings per share	$1.54
Diluted earnings per share	$1.53
Weighted Average Shares Outstanding - Basic	1,621,070
Weighted Average Shares Outstanding - Diluted	1,635,488

	2006	*2007*	*2008*
Net Income	$1,945,000	$2,209,000	$2,495,000
Interest Income	$18,910,000	$20,558,000	$20,335,000
Total Other Expenses	$7,323,000	$7,675,000	$8,383,000
EPS			
Basic	$ 1.21	$ 1.36	$ 1.54
Diluted	$ 1.18	$ 1.34	$ 1.53
Dividend Payout	66.53%	60.45%	54.90%

Dollars Expressed In Thousands

Assets



400,000
300,000
200,000
100,000
2006
2007
2008
$342,249
$350,061
$372,344

Stockholders' Equity



30,000
20,000
10,000
0
2006
2007
2008
$24,147
$25,677
$24,540

Deposits



300,000
200,000
100,000
0
2006
2007
2008
$220,238
$219,682
$247,777

Loans



300,000
200,000
100,000
0
2006
2007
2008
$241,887
$258,628
$285,304

Interest Income



20,000
15,000
10,000
5,000
0
2006
2007
2008
$18,910
$20,558
$20,335

Net Income



2000
1500
1000
500
0
2006
2007
2008
$1,945
$2,209
$2,495

2008 Highlights










General Information for Shareholders

Transfer Agent and Registrar:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ   07016-3572
Tel: 1-800-368-5948
www.rtco.com

Corporate Counsel:

Lonnie D. Collins, Attorney
307 Jefferson Street
Madison, Indiana 47250
Tel: (812)265-3616   Fax: (812)273-3143

Shareholder and General Inquiries:

River Valley Bancorp
Attn: Matthew P. Forrester
430 Clifty Drive, P.O. Box 1590
Madison, Indiana 47250
Tel: (812)273-4949   Fax: (812)273-4944

Special Counsel:

Barnes & Thornburg
11 S. Meridian Street
Indianapolis, Indiana 46204
Tel: (317)236-1313   Fax: (317)231-7433

Annual and Other Reports:

Additional copies of this Annual Report to Shareholders and copies of the most recent Form 10 K may be obtained without charge by contacting the Corporation.

Offices of River Valley Financial Bank:

Hilltop:	430 Clifty Drive
Downtown:	233 East Main Street
Drive thru:	401 East Main Street
Wal-Mart:	567 Ivy Tech Drive
Hanover:	10 Medical Plaza
Sellersburg:	8005 Hwy 311
Charlestown:	1025 Hwy 62
Floyds Knobs:	3660 Paoli Pike
Carrollton, KY:	1501 Highland Ave.

Internet and E-MAIL Address: rvfbank.com

Annual Meeting:

The Annual Meeting of Shareholders of River Valley Bancorp will be held on Wednesday, April 15, 2009, at 3:00 PM, at 430 Clifty Drive, Madison, IN 47250.

Directors of the Company and the Bank

Frederick W. Koehler
Chairman

Matthew P. Forrester
Director & President

Lonnie D. Collins
Board Secretary

Robert W. Anger
Director

Michael J. Hensley
Director

L. Sue Livers
Director

Charles J. McKay
Director

Officers of River Valley Financial Bank

Matthew P. Forrester
President, CEO

Barbara J. Eades
Vice President of Retail Banking

John Muessel
Vice President, Trust Officer

Anthony D. Brandon
Executive Vice President

Vickie Grimes
Vice President of Finance

Mark A. Goley
Vice President of Lending

Deanna J. Liter
Vice President of Data Services

Robert Kleehamer
Vice President Business Development

William H. Hensler
Vice President of Wealth Management

Gregory T. Siegrist
Vice President Business Development

Loy M. Skirvin
Vice President of Human Resources

Managers of River Valley Financial Bank

Loan Officers
Sherri Furnish
Kim Morgan
Rick T. Nelson — *AVP*
Andrew Ward

Other Managers
Crystal Barnes—*Compliance Manager*
Laura Denning—*Loan Processing Manager*
Roger Ellis—*Credit Analyst*
Debbie Finnegan—*Internal Auditor*
Jeff Gleeson— *Loan Review Analyst*
Mary Ellen McClelland—*Administrative Assistant*
Luann Nay—*Loan Administrator*
Kathy Rundall— *Business Development*
Teresa Smith—*Data Processing Manager*
Linda Stark—*Trust Administration*
Mary Ellen Wehner — *Commercial Loan Operations Manager*

Customer Service Managers
Veronica Kidwell
Ryan Nix
Rita Power
Kat Roberts
Melissa Shelton
Sandy Stilwell
Jeremy Zipp

Advisory Board Members for Clark and Floyd County
Barry Cahill
Catherine Knable
Phil McCauley
Sonny Sprigler

Serving the River Valley...

Madison Hilltop Offices
430 Clifty Drive
Wal-Mart Supercenter
Madison, IN

Madison Downtown Offices:
233 East Main Street
401 East Main Street
Madison, IN

Hanover Office
10 Medical Plaza Drive
Hanover, IN

Sellersburg Office
8005 Highway 311
Sellersburg, IN

Charlestown Office
1025 State Road 62
Charlestown, IN

Floyds Knobs Office
3660 Paoli Pike
Floyds Knobs, IN

Carrollton, KY Office
1501 Highland Ave.
Carrollton, KY



River Valley Bancorp and Subsidiary